

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Bruce Aitken
Chief Financial Officer
Gogoro Inc.
11F, Building C
No. 225, Section 2, Chang'an E. Rd.
SongShan District, Taipei City 105
Taiwan

> **Re: Gogoro Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed February 7, 2022**
> **File No. 333-261181**

Dear Mr. Aitken:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed February 8, 2022

Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative per Share Data, page 21

1. We note your updated disclosure on page 23 in response to our prior comment 3. It appears that the shares subject to possible redemption are excluded from the numerator (i.e. total equity) but are included in the denominator (i.e. total shares outstanding) in your book value per share calculation. Please tell us why you believe your calculation is appropriate.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 203</u>

2.   We note your response to prior comment 14. We agree with your view that since Poema is not a business, the transaction is not a business combination but a share-based payment transaction which should be accounted for in accordance with IFRS 2. We also agree with your view that any difference in the fair value of the shares deemed to have been issued by Gogoro and the fair value of Poema's identifiable net assets represents a service received by Gogoro and should be recorded as listing expense. However, it is unclear to us why you correspondingly credited the excess amount to ordinary shares and capital surplus. It appears the transaction should be recorded by debiting Poema's identifiable net assets acquired, debiting listing expense that equals the excess of the fair value of Gogoro shares deemed to have been issued, and crediting ordinary shares and capital surplus for the fair value of Gogoro shares deemed to have been issued. Please contact us if you require further clarification or guidance.

3.   Refer to Note (M) on page 206. Please explain why the derivative liability related to the Earnout shares decreased your capital surplus as opposed to decreasing your retained earnings.

<u>Taxation, page 234</u>

4.   From your response to prior comment 16, it continues to appear you are required to file a tax opinion. Please file the tax opinion or be prepared to revise your determination that the transaction is intended to qualify as a tax-free reorganization.

<u>Unaudited Interim Consolidated Financial Statements of Gogoro</u>
<u>31. Significant Events after the Reporting Period, page F-69</u>

5.   Please tell us what consideration was given to disclosing the Additional Subscription Agreement certain investors entered into on January 18, 2022 in your subsequent events footnote.

<u>Exhibits</u>

6.   Notwithstanding your response to prior comment 18, the first page of Exhibit 10.12 does not include the legend required by Item 601(b)(10)(iv) of Regulation S-K. Therefore, we reissue the second sentence of that comment.

You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark Baudler